Media Release 10 August 2023	EXHIBIT 99.1

James Hardie Releases Annual Sustainability Report
JAMES HARDIE COMMITS TO MORE AMBITIOUS, FORWARD-LOOKING CARBON, WASTE AND DIVERSITY GOALS

SYDNEY & CHICAGO – James Hardie Industries plc (ASX: JHX; NYSE: JHX), today released its latest Sustainability Report detailing progress, achievements, and establishment of more ambitious goals to reduce absolute greenhouse gas emissions & waste, further inclusion & diversity, and advance its purpose of Building a better future for all™.
The FY2023 Sustainability Report announces expanded commitments to reduce absolute Scope 1 & 2 greenhouse gas (GHG) emissions by 42% by 2030 while working towards net zero by 2050, send zero manufacturing waste to landfill by 2035 and incre+ase gender and racial diversity in senior leadership and management by FY2026.

“Sustainability is a continuous journey, but a necessary one to drive value for our stakeholders while delivering on our ambition to be a more resilient company,” said Jill Kolling, VP of ESG and Chief Sustainability Officer at James Hardie. “From our boardroom to our manufacturing plants, we are giving sustainability a place at the table to drive meaningful impact and instill accountability across all facets of our organization.”

As the world’s leading producer of fiber cement and fiber gypsum building solutions, James Hardie is deeply committed to reducing its environmental impact and building a better future for all. By setting science-based targets and executing James Hardie’s Carbon Cement Technology Roadmap, the company aims to reduce the climate impact of its fiber cement products by 50% by 2030, measured from raw material sourcing to product production.

“We’re proud of the progress we’ve made to bolster sustainability within the industry so far,” said Kolling. “Our strengthened goals and expanded, cross-functional teams will help us advance in our journey to deliver the most environmentally responsible and innovative solutions possible.”

The Sustainability Report details James Hardie’s progress and achievements against existing and newly announced sustainability goals and targets across the four primary pillars of James Hardie’s ESG strategy: Planet, Innovation, Communities and Zero Harm. Key highlights from the report include:

•Reduced Scope 1 & 2 GHG emissions intensity by 26% compared to 2019 levels, positioning the company on a positive trajectory to meet its new absolute target of reducing Scope 1 & 2 GHG emissions by 42% by 2030 and working towards net zero by 2050.
•Achieved 94% of revenue covered by Environmental Product Declarations (EPDs), delivering product transparency and exceeding the original goal of 80%.
•Saved more than 5 million cubic feet of water, working toward the goal of saving 20 million cubic feet every year by 2030.
•Hired our first Director of Global Inclusion and Diversity in February and announced a new goal of having U.S. management comprised of at least 30% of individuals who identify within an underrepresented minority group by 2026.
•Hired a Director of Global Social Impact to manage responsible sourcing and human rights programs, including global efforts to combat modern slavery and implement community engagement initiatives.
•Continued driving Zero Harm and delivered year-over-year improvement in both Total Recordable Incident Rates (TRIR) and Days Away, Restricted or Transferred (DART) rates globally.

Media Release: James Hardie - Releases Annual Sustainability Report	1

Media Release 10 August 2023

“As a company with more than 135 years of history, we’re positioning James Hardie for a bold and bright future by developing new solutions to do right by our planet, our people and the communities where we operate,” said Aaron M. Erter, CEO at James Hardie. “I am encouraged and excited by how we’re advancing our ESG commitments while putting roadmaps in place to hold ourselves accountable.”

In developing the report, James Hardie took various resources and guidelines into consideration, including the United Nations Sustainable Development Goals, the Global Reporting Initiative framework, the Sustainability Accounting Standards Board framework, and recommendations from the Task Force on Climate-Related Financial Disclosure.

For more information and to review the full text of James Hardie’s FY2023 Sustainability Report, please visit: https://ir.jameshardie.com.au/esg

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Media Release 10 August 2023

About James Hardie
James Hardie is a world leader in fiber cement home siding and exterior design solutions. Hardie® products offer long-lasting beauty and endless design possibilities with trusted protection and low maintenance. As the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Hardie® products are non-combustible and stand up to weather and time while empowering homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the industry. James Hardie operates with an inclusive company culture and an unwavering commitment to Zero Harm. The company proudly employs a diverse global workforce of over 5,000 employees across operations in North America, Europe, and Asia Pacific.

For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources./about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.
Connect with James Hardie on social media:
Linkedin.com/JamesHardie
Instagram.com/JamesHardie
Facebook.com/JamesHardie
Twitter.com/JamesHardie

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Media Release 10 August 2023

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
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Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

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